

Mail Stop 3720

May 2, 2008

Mr. Timothy J. Wiggins
Executive Vice President and Chief Financial Officer
Tellabs, Inc.
One Tellabs Center
1415 West Diehl Road
Naperville, IL 60563

> **Re: Tellabs, Inc.**
> **Form 10-K for Fiscal Year Ended December 28, 2007**
> **Filed February 26, 2008**
> **And Documents Incorporated by Reference**
> **File No. 0-09692**

Dear Mr. Wiggins:

We have reviewed your supplemental response letter filed on April 25, 2008 and have the following comments. You should comply with these comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation

We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K filed February 26, 2008

1.   We note your response to our previous comment one. In light of your dependence upon your two key contract manufacturers, in future filings:
- Identify the material terms of your agreements with such suppliers and the extent

of your dependence upon each of them;
- Indicate whether you could readily switch from those suppliers without a material delay or adverse impact upon your operations; and
- Please consider specifically identifying each such supplier.

2. We note your response to our previous comment three. In future filings:
    - Discuss the material terms of your agreements with each material customer (currently Verizon, AT&T and Nextel), including the typical term and termination provisions of such contracts; and
    - File any such agreements as an exhibit to the Form 10-K (See Item 101(c)(1)(vii) and Item 601(b)(10) of Regulation S-K).

Schedule 14A filed March 19, 2008

3. We note your response to our previous comment five. Please note that such disclosure is not only required where the financial performance and individual goals "are met." The disclosure is required whenever such goals are a material aspect of compensation, even if such compensation is not awarded because the goals are not met. See Items 402(b)(1)(v) and 402(b)(2)(vii) of Regulation S-K. Please confirm your understanding.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact Jessica Plowgian, Staff Attorney, at (202) 551-3367, or me at (202) 551-3354 with any other questions.

Sincerely,

/s
Robert Bartelmes
Senior Financial Analyst